For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2010 RESULTS

Santiago, Chile, May 28, 2010 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated for the first time under IFRS, for the first quarter ended March 31, 2010.  US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2010 (US$1.00=Ch$524.46).

Highlights 1Q 2010

•    Total revenues in Chilean pesos declined 1.8%.

•    Bottled export sales in Chilean pesos decreased 6.8%.

•    Export sales by volume decreased 5% to 3,326,800 cases.

•    Bottled domestic sales increased 13.2% by value and 11.4% in volume.

•    Operating result decreased 17% to Ch$7,015 million (US$13.4 million).

•    EBITDA decreased 15.2% and EBITDA margin declined to 15.0% from 17.4%.

•    Net profit decreased 26.7% to Ch$6,526 million (US$12.4 million).

•    Earnings per ADR decreased 21.5% to US$ 0.33.

Comments for the quarter

Consolidated revenues of Ch$67,773 million, presented a fall of 1.8% compared to the same period of 2009. This is explained by reduced foreign sales which reflected the impact of a fall in the volumes exported following the earthquake and a negative impact produced by the sharp appreciation of the peso against the principal currencies on the export business. This result was partially offset by growth in sales on the domestic market, both in the wines segment and in other products.

The company’s sales abroad showed a decline of 6.8%, explained by a 5% fall in volumes and the negative impact of the appreciation of the peso against the principal currencies relevant to the company’s business: the dollar, euro and the pound. On the other hand, export shipments suffered a sharp fall in March due to the stoppage of operations, for ten days, and the closing of the port following the earthquake on February 27.

Sales on the domestic market grew by 13.2% in the quarter as a result of an 11.4% rise in the volume sold and a 1.7% increase in the average price. The volume in the quarter was positively influenced by advance purchases in March following the announcement of price rises for the popular category from April.

Operating result decreased by 17%, this is mainly explained by the negative impact of the strong appreciation of the peso in the quarter, the reduced post-earthquake volume and the rise in administrative and distribution expenses related to increased expenses by the foreign subsidiaries. This impact was partially offset by a better mix and higher average price, and to lower direct costs for this quarter.

With respect to the effects of the earthquake and its implications, as has already been reported, Viña Concha y Toro, together with the rest of the wine industry with operations in these areas, was affected by this disaster, suffering losses of bulk wine, finished products and losses of fixed assets. It is important to point out that all the company’s assets are covered by insurance, including losses due to stoppages.

The company believes that the impact of the earthquake on its operations was concentrated on the months of March and April, following which conditions will tend to return to normal for the rest of the year.

First Quarter 2010 Results
Total Revenues

Total Company revenues decreased 1.8% to Ch$ 67,773 million (US$129 million) from Ch$ 68,987 million (US$132 million). This was the result of a decline in export sales due to lower volumes, as the disruption to operations following the earthquake impacted on our ability to ship in March, and the negative impact of exchange rates on sales denominated in foreign currencies. This was partially compensated by a positive performance in domestic sales with growth in both sales of wine and of other products.

Table 1
Total Revenues
 (in Ch$ millions)
	1Q2010	1Q2009	Change (%)
Export sales(1)	46,905	50,448	-7.0%
Domestic sales–wine	11,456	10,119	13.2%
Domestic sales–other products	3,116	1,104	182.2%
Argentina exports(2)	3,259	3,759	-13.3%
Argentina domestic	1,779	1,575	13.0%
Other revenues	1,258	1,982	-36.5%
TOTAL	67,773	68,987	-1.8%

Table 2
Sales of Bottled Wine
	1Q2010	1Q2009	Change (%)
Sales (in Ch$ million)
Export sales(1)	46,457	49,820	-6.8%
Domestic sales–wine	11,456	10,119	13.2%
Argentina exports(2)	3,259	3,759	-13.3%
Argentina domestic	1,779	1,575	13.0%

Volume (thousand liters)
Export sales	29,941	31,526	-5.0%
Domestic sales–wine	15,730	14,125	11.4%
Argentina exports	2,870	2,862	0.3%
Argentina domestic	1,755	1,446	21.4%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues
Sales abroad of bottled wine decreased 6.8% to Ch$46,457 million as compared to Ch$49,820 million. This result is mainly explained by a 5% decrease in volumes and the negative impact of the appreciation of the Chilean peso against all major currencies, partially compensated by an improvement in the mix and higher average prices. For the quarter, the Chilean peso appreciated against the US dollar by 13.8%, 8.7% against the Euro and 6.7% to the sterling pound.

Graph 1
Export Volume by Region
First Quarter 2010

•            Exports of Bottled Wine in Volume:

Export volumes decreased 5% to 3,326,800 cases, following mix results across our regional markets. For the quarter, shipments grew 32.5% in Asia, driven by a good result in Japan and a recovery across the whole region.

Sales to Continental Europe rose 10.3% following a recovery in markets such as Belgium, Poland, Denmark and Sweden. Sales to South America increased 43.7% driven by good results across the region and a positive performance in Brazil, favored by a low base comparison.

Volume sales in the UK market decreased 18.8%, although by value, sales decreased only 1.1%. This is explained by an increase in the average price per case mainly as a result of a change in the mix moving away from the discount segment. On the other hand, we highlight that sales of our premium brand Casillero del Diablo grew by 2.6%, reflecting our efforts to develop a more sustainable base of sales in 2010.

Shipments to the US decreased 22.7% with a large fall in shipments in the month of March as a consequence of the closing of the warehouse in San Antonio port and the disruption in shipments resulting from the earthquake.

Domestic Sales, Chile.
Domestic bottled wine sales increased 13.2% to Ch$11,456 million (US$21.8 million) in 1Q2010, from Ch$10,119 million (US$19.3 million) in 1Q2009. This as a result of an 11.4% increase in volume and a 1.7% increase in the average price. Domestic bottled wine sales by volume totaled 15.7 million liters in the quarter.

The 11.4% volume expansion in this quarter is positively impacted by the anticipation in purchases in the month of March following the announcement of price increases for the popular segment as of April 1, 2010.  Volume in the popular segment increased 12.5%, while the varietal segment decreased 5.4%. We highlight the 6.9% increase in the premium category, trend that is consistent with the expansion of this category over the past few years.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$3,116 million (US$5.9 million). A 182.2% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations.
Total revenues from the Argentine operation decreased 5.5% to Ch$5,038 million as a result of a 13% increase in domestic sales offset by a decline of 13.3% in exports.

In the quarter, Trivento’s exports in US dollars decreased 5.7% to US$6.98 million, following a 7.6% decrease in the volumes and a 2% increase in the average price in US dollars. For the quarter, export shipments totaled 354,000 cases.

Sales in the domestic Argentine market measured in US dollars increased 30.1% to US$3.4 million, as a result of a 21.4% increase in the volume commercialized (195,000 cases) and a 7.2% higher average price.

Other Revenues.
Other revenues decreased 36.5% to Ch$1,258 million (US$2.4 million), mainly due to lower bottling fees and sales of fruits and other products. In addition, the 2009 figure is affected by reclassifications made for the IFRS presentation.

Cost of Sales

Total cost of sales decreased 1.6% to Ch$43,250 million (US$82.5 million) from Ch$43,947 million (US$84 million) in 1Q09, mainly due to a lower direct cost in this quarter.

Gross profit
Gross profit decreased 2.1% to Ch$24,523 million (US$46.8 million). Gross margin slightly declined to 36.2% from 36.3%.

Administrative & Distribution Expenses (A&D)

Administrative and distribution expenses increased 5.6% to Ch$17,508 million (US$33 million). This is explained mainly due to higher expenses from the foreign subsidiaries (Brazil and Nordics) that started operating last year. As a percentage of revenues, A&D increased to 25.8% from 24.0%.

Operating Result

Operating result decreased to Ch$7,015 million (US$13.4 million) as compared to Ch$8,455 million (US$16 million) obtained in the 1Q09. This 17.0% decline is mainly explained by i) the unfavorable impact of appreciation of the Chilean peso against all major currencies, ii) lower export shipments post earthquake and iii) higher A&D as a percentage of sales. This was partly compensated due to higher average prices and lower wine and other raw material costs.

The operating margin declined from 12.3% in 1Q09 to 10.4% in 1Q2010.

Financial Expenses

Financial expenses decreased 56.3% to Ch$777 million (US$1.5 million) from Ch$1,779 million (US$3.4 million). This is mainly explained due to a decrease in financial debt from Ch$ 118,735 million as of March 2009 to Ch$ 94,098 million as of March 2010, and also to the exchange rate impact on the debt denominated in foreign currency.

Exchange rate differences/ Result of indexed units
Exchange rate differences decreased 24.5% to Ch$1,687 million (US$3.2 million) as compared to the gain of Ch$2,234 million (US$ 4.3 million) obtained in 1Q2009.

Results of indexed units presented a loss of Ch$98 million (US$188 thousand) as compared to a gain of Ch$1,736 million (US$3.3 million) in 1Q2009. This reflects the effect on the financial debt (denominated in UFs) of the 2.3% reduction in the UF for the first quarter 2009, as compared with positive 0.3% UF variation this quarter.

Net Profit and Earnings per Share (EPS)
Net profit for the period decreased 26.7% to Ch$6,526 million (US$12.4 million) from Ch$8,901 million (US$17 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$8.74 per share for the quarter from Ch$12.38 per share.  Earnings per ADR decreased 21.5% to US$ 0.33 in the first quarter of 2010 from US$ 0.42 a year earlier.

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About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates around 8,239 hectares of vineyards in Chile and 1.061 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,731 employees and is headquartered in Santiago, Chile.

-Tables to Follow-

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands Chilean pesos)

	As of	As of
	March 31,	December 31,
	2010	2009

ASSETS

Cash and cash equivalents	22,779,580	6,992,174
Inventories	121,772,992	127,581,959
Accounts receivable	99,140,198	103,211,513
Other current assets	25,201,917	21,975,713
Total current assets	268,894,687	259,761,359

Property, plant and equipment, net	227,703,743	228,643,928
Biological fixed assets	53,854,588	52,529,942
Other fixed assets	8,425,345	9,446,308
Other assets non current	17,959,144	16,483,304
Total non current assets	307,942,820	307,103,482
Total Assets	576,837,507	566,864,841

LIABILITIES
Loans and other liabilities	43,005,013	35,309,995
Other current liabilities	100,399,147	97,486,813
Total current liabilities	143,404,160	132,796,808

Loans and other liabilities	51,093,151	61,542,524
Other non current liabilities	31,624,438	28,493,312
Total non current liabilities	82,717,589	90,035,836

Total Liabilities	226,121,749	222,832,644

EQUITY
Paid-in-capital	78,816,525	78,816,525
Retained earnings	262,992,095	256,465,656
Other reserves	8,907,135	8,750,018
Net equity attributable to parent comp. Shareholders
Minority interest	3	(2)
Total Equity	350,715,758	344,032,197
Total Equity and Liabilities	576,837,507	566,864,841

Exchange rate US$ 1=            524.46

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousand Chilean pesos)

	1Q 2010	1Q2009	% change
Net sales	67,773,410	68,986,600	-1.8%
Cost of goods sold	(43,250,477)	(43,947,367)	-1.6%
Gross profit	24,522,933	25,039,233	-2.1%
% sales	36.2%	36.3%

Administrative & distribution expenses	(17,507,678)	(16,584,323)	5.6%
	-25.8%	-24.0%	7.5%

Operating result	7,015,255	8,454,910	-17.0%
% sales	10.4%	12.3%

Other income (expenses), net	(51,685)	(39,973)	29.3%
Financial expenses	(776,878)	(1,779,122)	-56.3%
Financial income	53,249	234,696
Share of profits of associates	95,974	(23,442)	-509.4%
Exchange rate differences	1,687,207	2,234,277	-24.5%
Results of indexed units	(98,411)	1,736,261	-105.7%
Income (loss), before taxes	7,924,711	10,817,607	-26.7%
Income tax	(1,398,272)	(1,916,114)	-27.0%
Net profit for the period	6,526,439	8,901,493	-26.7%

Net profit attributable to:
Parent company shareholders	6,526,440	8,901,492	-26.7%
Minority interest	(1)	1	-
Earnings per share ($)	8.74	12.38	-29.4%
Earnings per ADR (US$)	0.33	0.42	-21.5%

Weighted aveg. number of shares	747,005,982	719,170,735

Depreciation	3,086,510	3,456,273	-10.7%
Amortization	52,182	66,880	-22.0%

EBITDA	10,153,947	11,978,063	-15.2%
% sales	15.0%	17.4%

Exchange rate: US$ 1.00=Ch$ 524,46